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Mr. Jeff J.F. Feng                           Dan Matsui/Eugene Heller
Assistant to Chairman                        Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.          1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                   Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                      Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn             Fax: (310) 208-0931
Tel: (011) 86-752-2808-188                   E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101

                      QIAO XING UNIVERSAL TELEPHONE, INC.
                 ANNOUNCES JOINT VENTURE with UNICO, Malaysia

HUIZHOU, CHINA (February 29, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today announced an agreement in principle with UNICO Holding Berhad ("UNICO") to form a joint venture company to manufacture and sell digitally enhanced cordless telephones (DECT), 8-channel cordless telephones (model CT0), and other telecommunications products. UNICO is one of the largest electronic component manufacturers in Malaysia.

The proposed joint venture company, CHOSEN UNICO Technology Ltd., would be located in Qiao Xing Industrial Zone of Huizhou, property built and managed by Qiao Xing Universal Telephone, Inc. ("the Company"). Total production is yet to be determined, but initial production would be for 150,000 DECTs and 800,000 model CT0 telephones. Production would begin in April, with sales beginning in May. The Company expects to reach final agreement with UNICO by March 31, 2000.

Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, said: "The agreement with UNICO begins our technological and marketing expansion through cooperative R&D and sales agreements worldwide. We also feel this agreement recognizes our current capabilities as an international provider of R&D and engineering technology."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. In 1997 and 1998, the Company was ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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